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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------


                                    FORM 11-K

(Mark One)

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934
        FOR THE PERIOD SEPTEMBER 13, 2000 (DATE OF INCEPTION) TO JUNE 30, 2001


[  ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934
        FOR THE TRANSITION PERIOD FROM ______________ TO ______________



                          COMMISSION FILE NUMBER 1-6089

                H&R BLOCK, INC. 2000 EMPLOYEE STOCK PURCHASE PLAN
                            (FULL TITLE OF THE PLAN)

                                H&R BLOCK, INC.
                                4400 MAIN STREET
                           KANSAS CITY, MISSOURI 64111
         (NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND
                 THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE)



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                                TABLE OF CONTENTS

Report of Independent Accountants ...........................................................  2

Financial Statements

     Statement of Financial Condition as of June 30, 2001 ...................................  3

     Statement of Operations and Changes in Plan Equity for the
        period September 13, 2000 (date of inception) to June 30, 2001 ......................  4

     Notes to Financial Statements ..........................................................  5

Signatures ..................................................................................  8

Consent of Independent Accountants (Exhibit 23) .............................................  9




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                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Compensation Committee of the Board of Directors of H&R Block, Inc. and the Participants of the H&R Block, Inc. 2000 Employee Stock Purchase Plan:

In our opinion, the accompanying statement of financial condition and the related statement of operations and changes in plan equity present fairly, in all material respects, the financial condition of the H&R Block, Inc. 2000 Employee Stock Purchase Plan (the "Plan") at June 30, 2001, and the results of its operations and changes in plan equity for the period from September 13, 2000 (date of inception) to June 30, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Kansas City, Missouri
September 26, 2001






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                H&R BLOCK, INC. 2000 EMPLOYEE STOCK PURCHASE PLAN
                        STATEMENT OF FINANCIAL CONDITION


                                                                             JUNE 30,
                                                                               2001
                                                                           -------------
Assets                                                                     $      -
                                                                           =============

Liabilities                                                                $      -
Plan equity                                                                       -
                                                                           -------------
Total Liabilities & Plan equity                                            $      -
                                                                           =============






























                        See Notes to Financial Statements

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                H&R BLOCK, INC. 2000 EMPLOYEE STOCK PURCHASE PLAN
               STATEMENT OF OPERATIONS AND CHANGES IN PLAN EQUITY


                                                                               PERIOD FROM
                                                                            SEPTEMBER 13, 2000
                                                                          (DATE OF INCEPTION) TO
                                                                              JUNE 30, 2001
                                                                          ----------------------
Participant contributions                                                  $        1,955,462

Participant withdrawals                                                              (114,520)

Purchases of H&R Block, Inc. common stock                                          (1,840,942)
                                                                           ------------------

Net additions                                                                          -

Plan equity at beginning of period                                                     -
                                                                           ------------------

Plan equity at end of period                                               $           -
                                                                           ==================























                        See Notes to Financial Statements

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                H&R BLOCK, INC. 2000 EMPLOYEE STOCK PURCHASE PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 2001

1.   DESCRIPTION OF PLAN

     The following is a brief description of the H&R Block, Inc. 2000 Employee Stock Purchase Plan (the "Plan"). The Plan is designed to encourage and assist employees of the subsidiaries of H&R Block, Inc. (the "Company") to acquire an equity interest in the Company through the purchase of shares of the Company's common stock. Participants should refer to the Plan document for a more complete description of the Plan.

     The Plan was adopted by the Board of Directors of the Company on June 28, 2000 and by the shareholders at its Annual Meeting on September 13, 2000.

     The Plan year-end is June 30. The Plan's fiscal year ended June 30, 2001 includes only the period September 13, 2000 (date of inception) to June 30, 2001.

     Common stock for the Plan is issued directly from the Company's authorized but unissued shares or treasury shares. The aggregate number of shares that may be issued under the Plan can not exceed 3,000,000 (prior to a two-for-one stock split of the Company's common stock effective August 1,
     2001), and 6,000,000 (effective August 1, 2001, the effective date of the two-for-one stock split of the Company's common stock).

     Eligibility. An employee of a participating subsidiary of the Company is eligible to participate in the Plan if the employee has been continuously employed by a participating subsidiary for at least twelve months. In addition, employees must be customarily employed at least 20 hours per week and at least five months in any calendar year.

     Each eligible employee may enroll in the Plan as of the first day of an Option Period during open enrollment, which ends at least 15 days prior to the commencement of such Option Period. The Option Periods are six-month periods beginning on July 1 and January 1 of each year and ending on December 31 and June 30 of each year, respectively. In the initial year of the Plan, the first Option Period began on September 13, 2000 (date of inception) and ended on December 31, 2000.

     Contributions. A Plan participant can contribute from 1% to 10% of the participant's "compensation", as such term is defined in the Plan, through after-tax payroll deductions during the Option Period. Participants can increase or decrease their withholding percentage during an Option Period. In addition to these limits, a participant cannot accrue at a rate that exceeds $25,000 for the calendar year, as measured by the fair market value of shares (as determined in the case of each such share as of the first day of an Option Period). The Company holds contributions until



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     the end of the Option Period at which point the Company issues shares for the contributions received. No interest is paid or accrued on the participants' payroll deductions. Contributions from participant payroll deductions are held by the Company and are used for general corporate purposes.

     Participant withdrawals: A participant may choose to withdraw from the Plan at any time during an Option Period. Participants who terminate their employment with the Company are not eligible to continue participation in the Plan. Upon withdrawal, termination from employment or death, any accumulated contributions during an Option Period are distributed to the employee or beneficiary, without interest, by the Company.

     Stock Purchase Provisions. On the first day of the Option Period ("Grant Date"), eligible employees are granted the option to purchase shares of the Company's common stock. On the last day of the Option Period ("Purchase Date"), the Company issues common stock to the participants. The purchase price per share of common stock issued by the Company is 90% of the lower of either the fair market value of the Company's common stock on the Grant Date or the Purchase Date. Fair market value is determined using the closing price of the Company's common stock as listed on the New York Stock Exchange. All shares issued under the Plan may not be sold, transferred or assigned for a period of six months after the Purchase Date.

     Shares purchased pursuant to the Plan during the two Option Periods in the period from September 13, 2000 to June 30, 2001 were 27,673 shares and 26,985 shares, respectively. The purchase price per share for the common stock was $31.22 and $36.23 for the two Option Periods, respectively. The foregoing numbers of shares and purchase prices per share are not adjusted for the two-for-one stock split of the Company's common stock effected August 1, 2001.

     Plan Administration. The Plan is administered by the Compensation Committee of the Company's Board of Directors. The Company pays all expenses of the Plan.

     Plan Termination. Although the Board of Directors of the Company has not expressed any intent to do so, it has the right to terminate the Plan at any time. In the event the Plan is terminated, the Board of Directors may elect to restrict purchase of shares under the Plan during the Option Period in which the Plan was terminated. If such right is exercised, all funds contributed to the Plan that have not been used to purchase shares will be returned without interest to the participants.

2.   ACCOUNTING POLICY

     The accompanying financial statements have been prepared on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.


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3.   FEDERAL INCOME TAXES

     The Plan is intended to constitute an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code (the "Code"). Issuance of shares under this Plan is not intended to result in taxable income to participants in the Plan based on provisions of the Code. Accordingly, the Plan is designed to be exempt from income taxes. The Plan's management believes that the Plan has been operated in accordance with the Code and therefore no provision for income taxes has been reflected in the accompanying financial statements.



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                   H&R Block, Inc. 2000 Employee
                                   Stock Purchase Plan

Date    9/28/01                    By:  /s/ Mark A. Ernst
     -------------                     ---------------------------------------
                                       Mark A. Ernst
                                       President and Chief Executive Officer
                                       H&R Block, Inc.



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